Via Facsimile and U.S. Mail
Mail Stop 6010

April 23, 2009

Mr. David T. Foy
Vice President and Chief Financial Officer
White Mountains Insurance Group, Ltd.
80 South Main Street
Hanover, New Hampshire 03755

Re: **White Mountains Insurance Group, Ltd.**
        Form 10-K for the Year Ended December 31, 2008
        File No. 1-08993

Dear Mr. Foy:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Legal Proceedings, page 43

   1.   Please expand your disclosure about the Scandinavian Re arbitration with St.
          Paul Fire & Marine Insurance Company, et al. to describe the factual basis
          alleged and the relief sought.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

2. Fair Value Considerations, page 93

2.   You disclose on page F-6 that "other investments" are comprised of your investments in limited partnerships, hedge funds and private equity interests. It is apparent that you classify $402.4 million of your entire other investment balance of $416.2 million as Level 3 instruments under the SFAS 157 hierarchy and that these investments constitute 4.5% of your total investment portfolio and 13.9% of your shareholders' equity. It is also apparent that your net realized and unrealized losses for these investments are a significant component of your total net realized and unrealized losses for 2008. In addition, you disclose that you deem the net asset value of your investments in limited partnerships, hedge funds and private equity interests to be fair value, that you would adjust these values to reflect illiquidity in inactive secondary markets and that you would adjust the measured value of assets and liabilities for the effect of counterparty credit risk. You also disclose that you did not reflect any adjustments of the net asset values of your other investment portfolio at December 31, 2008. Please address the following comments:
    * Please revise your disclosure to indicate the nature and magnitude of your investments in each of the limited partnerships, hedge funds and private equities categories;
    * Please revise your disclosure to indicate how you determined that the net asset value of these investments are deemed to approximate fair value;
    * Please revise your disclosure to provide a sensitivity analysis of reasonably likely returns on these investments and the related assumptions; and
    * Please reconcile for us your assertion that an active secondary market for these investments at December 31, 2008 existed yet you classify them as level 3 in the SFAS 157 hierarchy.

Item 7.A. Quantitative and Qualitative Disclosures About Market Risk, page 99

3.   You provided sensitivity analyses here and on page 100 that assumed hypothetical interest rate changes of 50 or 100 basis points for your fixed maturity and convertible bond investments as a group. However, credit spreads on fixed income securities are at unusual highs and do not necessarily increase or decrease by similar amounts for different classes of securities. Please revise your sensitivity analysis disclosures to provide estimates of reasonably likely changes in interest rates for your fixed maturity securities based on the classifications presented in the table on page F-33.

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 5. Investment Securities, page F-29</u>

4.   Please tell us why you excluded your derivative instruments from the fair value hierarchy table and from the reconciliation of the beginning and ending balances of your Level 3 measurements. Refer to paragraph 32 of SFAS 157 and revise your disclosures as appropriate.

5.   Please explain why you include securities recently acquired in "Transfers In" instead of in "Purchases" in your reconciliation of the beginning and ending balances of your Level 3 measurements on page F-33. Revise your disclosures as appropriate. For transfers in and transfers out, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez-Abero, Staff Attorney, at (202) 551-3578 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant